Filed by Vistra Energy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dynegy Inc.

Commission File Number: 001-33443

Vistra Energy Corp. (“Vistra”) issued the following “Week in Review” summary on its website at www.vistraenergy.com that includes certain recent media and analyst coverage of the proposed combined company as contemplated by that certain Agreement and Plan of Merger, dated as of October 29, 2017 (the “Merger Agreement”), by and between Vistra and Dynegy Inc.

WEEK IN REVIEW

POSITIVE RESPONSES TO A TRANSFORMATIVE COMBINATION

VISTRA ENERGY | DYNEGY.

The Vistra Energy and Dynegy teams spent the past week connecting with employees, customers, partners and shareholders. **Our stakeholders clearly understand that this is a transformational opportunity to create the leading integrated power company in the United States.**



"We look forward to building on Vistra Energy and Dynegy's highly attractive business mix and asset quality to deliver enhanced value to current shareholders of both companies and attract and retain new investors on a long-term, sustainable basis."

Curt Morgan, Vistra Energy President and CEO



"Vistra Energy's strength in retail combined with Dynegy's infrastructure and generation capabilities will provide an unmatched, highly efficient integrated business in key competitive markets."

Bob Flexon, Dynegy President and CEO

Recognition from Industry Analysts

HIGHLAND CAPITAL MANAGEMENT

"...you can see the growth in the earnings potential for the company, you can see them pull some levers to get their multiples up. This company is going to have $5-7B of free cash flow over the next five years to buy back stock, pay off debt. There's just a lot of ways to win."

Mark Okada, Co-Founder & CIO, Highland Capital | October 31, 2017

GUGGENHEIM

"...we see both DYN and VST as winners today...A combined company would also diversify regions and fuel sources — Pro forma VST would gain access to PJM and ISO-NE, expanding VST's retail footprint to the northeast where VST sees incremental growth opportunities of its retail platform, both organically and through acquisitions, and lower exposure to coal as the main fuel source."

Shahriar Pourreza, Analyst, Guggenheim | October 30, 2017

citi

"Win-Win Deal...Deal helps VST capitalize on its strong balance sheet and extract significant synergies with an 80% ownership in the PF Company. DYN benefits from the reduced leverage, a share of synergies and retail expertise. In a tough market, deal unlocks significant value."

Praful Mehta, Analyst, Citi | October 26, 2017

The Media Agrees

MAD MONEY — October 31, 2017

"I think this deal could be a game-changer for these guys."

"...an unregulated utility based in Texas that just moved into the North East — that company is going to give you growth."

Jim Cramer, Mad Money CNBC

The Dallas Morning News — October 30, 2017

"Irving's Vistra Energy buys Dynegy to create Texas energy giant valued at $20 billion"

REUTERS BREAKINGVIEWS — October 30, 2017

"The two utilities have agreed to combine in an all-stock deal that will create a $20 billion power dynamo stretching from Texas to Maine."

HOUSTON CHRONICLE — October 30, 2017

"Texas power leader Vistra Energy said Monday it's acquiring Houston's Dynegy in an all-stock deal to create the state's largest power producer and one of the nation's biggest electricity generators."

WEEK IN REVIEW POSITIVE RESPONSES TO A TRANSFORMATIVE COMBINATION CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS The information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Vistra Energy and Dynegy operate and beliefs of and assumptions made by Vistra Energy’s management and Dynegy’s management, involve risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of Vistra Energy or Dynegy or the combined company. All statements, other than statements of historical facts, are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “might”, “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “shall,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would,” “guidance,” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. Readers are cautioned not to place undue reliance on forward-looking statements. Although Vistra Energy and Dynegy believe that in making any such forward-looking statement, Vistra Energy’s and Dynegy’s expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks that could cause results to differ materially from those projected in or implied by any such forward-looking statement, including but not limited to (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated or that cause the parties to abandon the proposed transaction; (iv) the effect of the announcement of the proposed transaction on Vistra Energy’s and Dynegy’s relationships with their respective customers and their operating results and businesses generally (including the diversion of management time on transaction-related issues); (v) the risk that the credit ratings of the combined company or its subsidiaries are different from what Vistra Energy and Dynegy expect; (vi) adverse changes in general economic or market conditions (including changes in interest rates) or changes in political conditions or federal or state laws and regulations; (vii) the ability of the combined company to execute upon the strategic and performance initiatives contemplated herein (including the risk that Vistra Energy’s and Dynegy’s respective businesses will not be integrated successfully or that the cost savings, synergies and growth from the proposed transaction will not be fully realized or may take longer to realize than expected); (viii) there may be changes in the trading prices of Vistra Energy’s and Dynegy’s common stock prior to the closing of the proposed transaction; and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Vistra Energy and Dynegy from time to time, including (a) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and (b) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2016. Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, neither Vistra Energy nor Dynegy undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of them; nor can Vistra Energy or Dynegy assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy and Dynegy. The proposed transaction will be submitted to the respective stockholders of Dynegy and Vistra Energy for their consideration. In connection with the proposed merger, Vistra Energy expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Vistra Energy and Dynegy that also constitutes a prospectus of Vistra Energy (the “joint proxy statement”), which joint proxy statement will be mailed or otherwise disseminated to Vistra Energy stockholders and Dynegy stockholders when it becomes available. Vistra Energy and Dynegy also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VISTRA ENERGY, DYNEGY, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the joint proxy statement and other relevant documents (if and when they become available) filed by Vistra Energy and Dynegy with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Vistra Energy with the SEC will be available free of charge on Vistra Energy’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at 214-812-0046 or at investor@vistraenergy.com. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www. dynegy.com or by contacting Dynegy Investor Relations at (713) 507-6466 or at ir@dynegy.com. CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION Vistra Energy and Dynegy and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about Vistra Energy’s directors and executive officers in Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and on its website at www.vistraenergy. com. You can find information about Dynegy’s directors and executive officers in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 30, 2017, and on its website at www.dynegy.com. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Vistra Energy or Dynegy using the sources indicated above. NO OFFER OF SOLICITATION This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.